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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

                     TCW Private Equity Holdings Corp. (1)
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                          200 Park Avenue, Suite 2100
--------------------------------------------------------------------------------
                                    (Street)

  New York                          New York             10166
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

                        Convergence Communications, Inc.

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

                                  November, 99
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [   ] Form filed by one Reporting Person
   [ X ] Form filed by more than one Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Series C            1-for-1  11/16/99 P         6,666.7      Immed.            Common     6,666.7  $7.50   16,666.7   I       (2)
Convertible                                                                    Stock
Preferred Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase  $7.50/   11/16/99 P         6,666.7      Immed.   7/18/00  Series C   6,666.7  (3)     6,666.7    I       (2)
shares of Series C  share                                                      Convertible
Convertible                                                                    Preferred
Preferred Stock                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(1)  Disclaims beneficial ownership

(2) TCW Private Equity Holdings Corp. is a member of TCW/Latin America Partners L.L.C., which acts as managing general partner to a limited partnership that owns indirectly (through TCW/CCI Holding L.L.C.) Series C Preferred Stock. TCW Private Equity Holdings Corp. is a wholly owned subsidiary of TCW Advisors Inc., which is in turn a wholly owned subsidiary of TCW Investment Management Company. TCW Group Inc. is the holding company of TCW Investment Management Company; Robert Day is Chairman of the Board and Chief Executive Officer and a shareholder of TCW Group Inc.; amounts shown in columns 7 and 9 represent the reporting persons' percentage of interest in Series C Preferred Shares owned by TCW/CCI Holding L.L.C.

(3) In connection with the purchase of shares of Series C Convertible Preferred Stock at $7.50 per share on October 18, 1999 and November 16, 1999, TCW/CCI Holding L.L.C. was granted, for no additional consideration, an Option to purchase an amount of additional shares of Series C Convertible Preferred Stock equal to 40% of the total number of shares of Series C Convertible Preferred Stock acquired. Such Options became immediately exercisable upon termination of the Hart-Scott-Rodino waiting period on November 16, 1999.


     /s/ Susan Marsch                                            12/10/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to ruke 101(b)(4) of Regulatiob S-T.



 (122797DTI)

                            Joint Filer Information
                            -----------------------


Name:                                TCW Advisors, Inc.**

Address:                             200 Park Avenue, Suite 2100
                                     New York, NY  10166

Designated Filer:                    TCW Private Equity Holdings Corp.

Issuer:                              Convergence Communications, Inc.

Date of Event Requiring Statement:   11/16/99

Signature                               /s/  Susan Marsch
                                     -----------------------------
                                     Authorized Signatory


** Disclaims beneficial ownership












                            Joint Filer Information
                            -----------------------


Name:                                TCW Investment Management Company **

Address:                             865 South Figueroa Street, Suite 1800
                                     Los Angeles, California 90017

Designated Filer:                    TCW Private Equity Holdings Corp.

Issuer:                              Convergence Communications, Inc.

Date of Event Requiring Statement:   11/16/99

Signature                               /s/  Susan Marsch
                                     -----------------------------
                                     Authorized Signatory


**Disclaims beneficial ownership

                            Joint Filer Information
                            -----------------------


Name:                                The TCW Group, Inc.**

Address:                             865 South Figueroa Street, Suite 1800
                                     Los Angeles, California 90017

Designated Filer:                    TCW Private Equity Holdings Corp.

Issuer:                              Convergence Communications, Inc.

Date of Event Requiring Statement:   11/16/99

Signature                               /s/  Susan Marsch
                                     -----------------------------
                                     Authorized Signatory


**Disclaims beneficial ownership









                            Joint Filer Information
                            -----------------------


Name:                                Robert A. Day**

Address:                             200 Park Avenue, Suite 2100
                                     New York, NY  10166

Designated Filer:                    TCW Private Equity Holdings Corp.

Issuer:                              Convergence Communications, Inc.

Date of Event Requiring Statement:   11/16/99

Signature                               /s/  Susan Marsch
                                     -----------------------------
                                     Under Power of Attorney, dated March 31,
                                     1999, filed as Exhibit A hereto.


**Disclaims beneficial ownership

Exhibit A

                               POWER OF ATTORNEY

         The undersigned, Robert Day, does hereby appoint Michael E. Cahill, Marie M. Bender and Susan Marsch, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on its behalf, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity pursuant to sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, this Power of Attorney has been executed as of the 31st day of March, 1999.



/s/ Robert Day
----------------------------------------
ROBERT DAY